SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of December of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 21, 2007

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

 BLADEX’S RATINGS UPGRADED TO “Baa2” BY MOODY’S

Panama City, Republic of Panama, December 21, 2007 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex” or “the Bank”) (NYSE: BLX), announced today that Moody’s Investor Services has upgraded the Company’s long term foreign currency deposit, debt, and issuer ratings to Baa2 from Baa3 and raised the Bank’s financial strength rating to C- from D+.

A press release distributed earlier this week by Moody’s stated that this decision “reflects the Bank’s track record of increasing core profitability, earnings diversification, and improving asset quality, as well as management’s strategy to broaden the Bank’s trade finance and securities businesses in the Region.”

Jaime Rivera, Chief Executive Officer of Bladex, stated, “This upgrade testifies to the strength of the Bank’s business model and franchise, as well as its ability to continue executing on all aspects of its strategy.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President - Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com